Exhibit 21.1

COMPASS SUB NORTH, INC.
LIST OF SUBSIDIARIES

Legal Name	Jurisdiction of Incorporation/Formation

Compass Sub East, Inc.	Delaware
Compass Sub Northwest, Inc.	Delaware
Compass Sub West, Inc.	Delaware